UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 _______________________

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

YY INC.

(Name of Subject Company (Issuer))

YY INC.

(Name of Filing Person (Issuer))
_______________________

2.25% Convertible Senior Notes due 2019
(Title of Class of Securities)

98426TAB2
(CUSIP Number of Class of Securities)

_______________________

Eric He
Chief Financial Officer
YY Inc.
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo Er Road

Nancun Town, Panyu District, Guangzhou 511442
People’s Republic of China
+86 (20) 8212-0088

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040, China +86 21 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
_______________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$400,000,000(1)	US$46,360.00(2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.25% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of February 28, 2017, there was US$400,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$400,000,000 (excluding accrued but unpaid interest).

(2)	The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$115.90 for each US$1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by YY Inc. (the “Company”) on March 1, 2017 and then amended and supplemented by Amendment No.1 to Schedule TO on March 13, 2017 (as amended and supplemented, the “Schedule TO”) relating to the Company’s 2.25% convertible senior notes due 2019 (the “Notes”). This Amendment No. 2 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the Holders dated March 1, 2017 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to the Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 2 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No.2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.    ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Repurchase Right expired at 5:00 p.m., New York City time, on March 30, 2017 (the “Repurchase Expiration Time”). The Company has been advised by Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$399,000,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn as of the Repurchase Expiration Time. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Repurchase Right Notice and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Repurchase Right. The aggregate amount of the Repurchase Price is US$399,000,000. Following settlement of the Repurchase Price, US$1,000,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12. EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 2.25% Convertible Senior Notes due 2019 Issued by YY Inc., dated March 1, 2017.

(a)(5)(A)*	Press release issued by the Company, dated March 1, 2017.

(a)(5)(B)	Press release issued by the Company, dated April 3, 2017.

(b)*	The loan agreement made on January 19, 2017 by the Company as the evidence for the Industrial and Commercial Bank of China (Thai) Public Company Limited.

(d)*	Indenture, dated as of March 24, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 4.25 from the Company’s Annual Report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 21, 2015.

(g)	Not applicable.

(h)	Not applicable.

 ___________________

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YY INC.

By:	/s/ Eric He
Name: Eric He
Title: Chief Financial Officer

Dated: April 3, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 2.25% Convertible Senior Notes due 2019 Issued by YY Inc., dated March 1, 2017.
(a)(5)(A)*	Press release issued by the Company, dated March 1, 2017.
(a)(5)(B)	Press release issued by the Company, dated April 3, 2017.
(b)*	The loan agreement made on January 19, 2017 by the Company as the evidence for the Industrial and Commercial Bank of China (Thai) Public Company Limited.
(d)*	Indenture, dated as of March 24, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee, incorporated by reference to Exhibit 4.25 from the Company’s Annual Report on Form 20-F (File No. 001-35729) filed with the Securities and Exchange Commission on April 21, 2015.

___________

* Previously filed.